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localstake

Invest in Commongrounds Cooperative

We are a real estate development cooperative in Traverse City, MI.

Traverse City, Michigan | Real Estate

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$0 committed from $0 of interest

Target $250 k


About Commongrounds Our Story
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FUNDRAISE | UPDATES 0 | DISCUSSION 0 | COMMIT TO INVEST

CURRENT FUNDRAISE SUMMARY

Express Interest

Express interest and access details.

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Fundraise Summary

Security Type	Common equity	?
Investor Eligibility	All Investors	?

Offering Materials

- Commongrounds Cooperative Investment Certificate.pdf
- Commongrounds Cooperative Qualified Investor Questionnaire.pdf
- Intro & Disclosures.pdf
- Commongrounds Cooperative Subscription Agreement.pdf

You may download these documents for your own use.

Details on terms

All investors must join as an owner of the Cooperative. The Investment Certificates provide owner-investors with an opportunity to earn an equity-like dividend return, beginning after Year 3, which will be disbursed annually from there forward until the the investor withdraws and is repaid their original investment amount. The rate of return issued to each investor will be dependent on whether they select the regular return rate or our social impact return option. The regular rate will be 7% annually on the amount invested, while the social impact rate will be 1.5% annually, with an additional 5.5% being directed by the cooperative board to areas of social impact in the community and the building. The investor will annually have the option to choose to withdraw their capital after Year 6, contingent upon the Cooperative obtaining replacement capital. In addition to the Cooperative returning the investor's capital, if the investor holds their investment for more than 10 years, regular return investors will receive an additional 20% bonus when their capital is returned, and social impact investors will receive a 10% bonus. Investors will also receive perks as outlined below. Details are available in the document attached.

DOCUMENTATION

- 2.8.19 Crowdfunding Terms and Rewards.pdf

INVESTMENT PERKS

Expires Tomorrow! | $2,000.00

Hurry! These rewards expire Feb 21!

Limited (awesome) BONUS rewards for investors who commit to invest by the end of the Flock Party at Rare Bird on 2/21! No need to attend the event to receive the rewards if you have already invested. Each investor can choose ONE bonus reward from the list and first to invest gets first pick (quantities of each reward are limited). Rewards include ten-class packages at Table Movement Studio, reserved underground bike parking spot at Commongrounds, use of private event space at Iron Fish Distillery or the new event space in Commongrounds, one year subscription of Higher Grounds coffee, and much more! You can read more detail on the bonus rewards on our website.

Expires 03/24/2019 | $100,000.00

$100,000+ Investment

(1) Annual coworking membership at Commonplace (about $1,500 value), (2) Six month Table Lifestyle membership with massage, personal health, movement, and nutrition options, (3) Four tickets to six shows OR use of event space for one day, (4) Free Iron Fish barn rental for private party (Sat excluded, must be used by 2020, guest responsible for planning/food/bev costs), (5) Higher Grounds consultation on a personalized home brewing system and $200 Coffee Bar credit, (6) Large plaque/brick with your name in the building, and (7) One week per year in the Commongrounds Coop suite overlooking the Boardman River.

Expires 03/24/2019 | $50,000.00

$50,000+ Investment

All $10,000+ perks AND (1) Annual coworking membership at Commonplace (about $1,500 value), (2) Three month Table Lifestyle membership with massage, personal health, movement, and nutrition options, (3) Two tickets to six shows, (4) Two nights per year in Commongrounds Coop suite overlooking Boardman River, (5) Free use of gallery event space/guided tour for private party at Iron Fish Distillery (must use by 2020), (6) Private Higher Grounds coffee cupping and tour for six people, and (7) large plaque/brick with your name in the building.

Expires 03/24/2019 | $10,000.00

$10,000+ Investment Level

All $2,000+ perks AND (1) free Commongrounds Coop membership (about $100 value), (2) One free Table Movement Studio class per month, (3) Two tickets to two shows (and early access to choose tickets), (4) Six months Higher Grounds coffee subscription, and (5) Ten hours of meeting time per year in Commonplace.

Expires 03/24/2019 | $2,000.00

$2000+ Investment Level

All $500+ perks AND (1) daily beverage discounts including $1 Higher Grounds coffee Daily Brew, (2) 10% off first Iron Fish cocktail, (3) One free Commonplace coworking pass every month, (4) Three free Table Movement Studio classes per year, (5) One ticket to a show (and early access to select!) and (6) Like something a bit more 'concrete'? How about your name on our recognition/gratitude wall!

Expires 03/24/2019 | $500.00

$500+ Investment Level

(1) Exclusive building tours before grand opening, (2) Free admission to grand opening party, (3) Free admission to annual investors party (like a flock star), (4) Swag, (5) Discounted food/drink and free admission to events on community investor days (2x per year), (6) Like something a little more 'concrete'? How about your name in our recognition/gratitude wall!

FINANCIALS

This is an overview of the previous and planned financings of the business, including the capital needs the business is looking to cover in the current financing.

Funding Uses for Target Raise ($250 k)

Location/Buildout	$240,000

Funding Uses for Max Raise ($1.1 mil)

In addition to target raise

Location/Buildout	$522,235
Pay Down Existing Debt	$165,325
Location/Buildout	$99,640

Remaining funding uses include cash buffer and Localstake Marketplace fees. See ***offering materials*** *for full details.*

$11,280,861 from Other Financings

MEDC (Grant)	$1,500,000 (planned)
Bank (Debt)	$8,130,861 (planned)
Outside Investors (Equity)	$1,000,000 (planned)
Founders (Equity)	$650,000

Additional Funding Uses for capital raised outside of this Offering

The capital raised in this Offering represents a subset of the capital needed for the entire project. The funding uses for the entire project are outlined below, to be financed through the various financing vehicles outlined above.

PROJECT COSTS $13,455,864.00

Land $1,000,000.00

Includes: land acquisition, master planning, civil engineering, survey, topography, approvals, road, utilities, environmental

Building + Construction Costs $11,901,898.00

Includes: 10% contingency; 24 residential units, retail/ commercial/office space, underground parking, foundations, site cleanup, exterior materials. (Assumes $187.50/sf comml and $265.10/sf residential construction costs)

Soft Costs $1,553,966.00

Includes: Construction loan interest and fees, permits, architectural, communications, legal/accounting, engineering, reserve, insurance, "developer fee" of 2.8% (development team consultants)



About Commongrounds Our Story
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About Commongrounds Our Story



PITCH DECK

by the community.

Our mission is to develop spaces that create opportunity for the building tenants to join together with their employees, customers, families, and community to make the town we love an even better place to work, live, and play.

www.commongrounds.coop

Q&A

CUSTOMERS | INDUSTRY | MARKETING | PRODUCT | TEAM | ASK A QUESTION

Who are your target customers?

As a real estate cooperative, our customers are people who purchase shares in the cooperative with the intent to participate in the Cooperative's facilities and services, including use of the services and the facilities offered by the Cooperative when the real estate development is completed. We have a target of 500 Class C community owners by the end of our investment campaign. We also have a target of selling T-1 shares to lease all rentable space on the first and second floor of the cooperative. T-1 owners will be businesses and nonprofits interested in operating their organization on the premises of the development after construction.

In general, Commongrounds is targeting as owners individuals who purchase shares in the cooperative with the intent to participate in the Cooperative's facilities and services, including use of the services and the facilities offered by the Cooperative when the real estate development is completed. We expect most customers will have an interest in helping to develop community-orientated real estate and an appreciation for Traverse City, community-building, local investment, and/or alternative real estate funding models.

Do you have current customers?

As of February 3, 2019, just over 400 Class C community owners have applied for ownership at a cost of $50 per share. We also have 6 organizations (business and nonprofits) who have signed a letter of intent to purchase Class T-1 (tenant ownership) shares. Class T-1 ownership shares will be priced on the actual cost for the cooperative of constructing, operating, and financing the building. Please refer to the cooperative bylaws for more information.

What is your current customer pipeline?

We anticipate 500 Class C community owners by the completion of the crowdfunding campaign. Our T-1 shares are fully committed other than tenants who will be partners or subtenants of an already committed tenant.

TEAM



Kate Redman
Project Director, Board of Directors

Background Check ✔ Message

Kate is a community enterprise attorney and founder of Commonplace Law and Commonplace, a coworking space and future tenant of Commongrounds.

Why Commongrounds?

"Because I can't wait to hang out in this building!"



Richard Anderson
Board of Directors

Background Check ✔

Richard is the Co-owner of Iron Fish Distillery, Michigan's first farm distillery and future tenant in collaboration with Higher Grounds and a restaurant operator.

Why Commongrounds?

"Joining the Birdhouse allows me to work with a crazy great and audacious group of people working to create a values inspired intentional community and with it, an urban landscape that supports the talent that makes Traverse City what it can be."



Chris Treter
Board of Directors

Background Check ✔

Chris is the co-founder of Higher Grounds Trading Company, future tenant of Commongrounds.

Why Commongrounds?

"To germinate community-based development that addresses the needs of the ecosystem, workforce, and local population with spaces that foster a sharing and collaborative economy."

Partners & Providers



Megan Olds, Fund Development
Service Provider

Megan supports communities and organizations as the founder of Parallel Solutions LLC, and serves on the board of directors of... Read More



Nan Perez, Construction Owners Representative
Service Provider

Why Commongrounds?

"Commongrounds encompasses some of my most treasured passions in my most treasured hometown: construction,... Read Mor



Ray Kendra, Architect
Service Provider

Ray is founder of Environment Architects and specializes in environmental, green design, and architecture throughout Northern... Read More



Sakura Takano, Financing Lead
Service Provider

Why Commongrounds?

"I'm excited to optimize federal, state, and local resources to develop and implement workforce and housing... Read More



Elise Crafts, Communications
Service Provider

Elise is founder of Statecraft and co-director of Commonplace, future tenant of Commongrounds.

Why Commongrounds?

"I love people,... Read More



Joey DiFranco, Communications
Service Provider

Joey is the Creative Director at TentCraft, SEEDS board member and vintage camper enthusiast.

Why Commongrounds?

"I strongly... Read More



Andrew Straley, Communications
Service Provider

Andrew is a digital marketer at TentCraft in Traverse City and proud early bird owner.

Why Commongrounds?

"I want to be a part of... Read More



Ed Bailey, Construction Management Advisor
Service Provider

Why Commongrounds?

"My interest in the project is about the opportunity to work with the people involved. Having a great project... Read More

Table Health
Partner

Pathways Preschool
Partner

Higher Grounds Trading Company
Partner

Commonplace
Partner

Iron Fish Distillery
Partner

Crosshatch
Partner

Hallmark Construction
Service Provider

Hallmark Construction is Northern Michigan's leading construction and development company, located in Traverse City, MI.

ABOUT COMMONGROUNDS COOPERATIVE

Entity	Commongrounds Cooperative
Entity Type	Other
State Organized	Michigan
Founded	March 2018
Social Media	f
Website	
Documentation	CC Bylaws.pdf CC Articles of Incorporation.pdf

Headquarters


425 Boardman Ave
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River
Webster St
Patisserie Amie
425 Boardman Avenue
E Eighth St
Lake Ave
Riverine Dr
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RISKS & DISCLOSURES

COMPANY RISKS | RELATED PARTIES | SECURITIES RISKS | TAXES | DISCLOSURES | PROCEDURES

ASK A QUESTION

No assurances of sufficient financing; Additional capital may be required

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company reserves the right to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be... Read More

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person... Read More

Control of the Company

The Directors comprising the Company's Cooperative Board will have management authority over the majority of the operations of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will have limited rights to vote with respect to the management and limited ability to participate in many decisions regarding management of the Company's business. In addition, Investors should be aware that the... Read More

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An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and funding portal, and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck. Localstake Marketplace LLC has performed a due diligence review of this business, including background checks, financial forecasts, and review of investment documentation.

Please review the Offering Materials for a full description of the risks to be considered when assessing an investment in this business. Also, review our Risks of Investing before making an investment decision.

Video Description

The Commongrounds Cooperative offering profile contains a video which interviews various community members and stakeholders. The interviewees give an overview of the project to be built, the tenants of the proposed building, the vision for the project and the community impact.